UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    June 29, 2022

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)
June 29, 2022
To All Shareholders
Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 20th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.  Business Report, Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2021 to March 31, 2022) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

The contents of the above were duly reported.
2. Non-Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2021 to March 31, 2022)
The contents of the above were duly reported.

Proposals resolved:
Company Proposals
Proposal No. 1: Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥105 per share of Common Stock (¥210 per share of Common Stock for the annualized dividend).

Proposal No. 2: Partial Amendments to the Articles of Incorporation

The matter was approved as originally proposed. The revised provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will come into effect on September 1, 2022, and a system for providing informational materials for general meetings of shareholders in electronic format shall be established. In order to prepare for the establishment of the system, the Articles of Incorporation were amended.

Proposal No. 3: Election of Fifteen Directors

The matter was approved as originally proposed. Messrs. and Mses. Takeshi Kunibe, Jun Ohta, Makoto Takashima, Toru Nakashima, Teiko Kudo, Atsuhiko Inoue, Toshihiro Isshiki, Yasuyuki Kawasaki, Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo, and Eriko Sakurai were reelected as Directors.

Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui and Katsuyoshi Shinbo, and Eriko Sakurai are Outside Directors.

Shareholder Proposals

Proposal No. 4:   Partial Amendments to the Articles of Incorporation (Setting and disclosing short- and medium-term greenhouse gas emissions reduction targets consistent with the goals of the Paris Agreement)

The matter was disapproved.
Proposal No. 5: Partial Amendments to the Articles of Incorporation (Financing consistent with the IEA’s Net Zero Emissions Scenario, etc.)
The matter was disapproved.